1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

Reza Pishva

reza.pishva@dechert.com +1 202 261 3459 Direct +1 202 261 3159 Fax
February 26, 2010
VIA EDGAR
Linda B. Stirling, Esq.
Division of Investment Management
Securities and Exchange Commission
Office of Filings and Information Services
Branch of Registrations and Examinations
Mail Stop 0-25
100 F Street, NE
Washington, DC 20549

Re:	Goldman Sachs Trust (the “Trust”) SEC File Numbers: 033-17619 and 811-05349
Dear Ms. Stirling:
This letter responds to comments you provided to J. Matthew Thornton and Vanessa M. Meeks of Dechert LLP in a telephonic discussion on Friday, February 12, 2010, with respect to your review of Post-Effective Amendment No. 228 to the Trust’s registration statement filed with the Securities and Exchange Commission on December 22, 2009. We have reproduced your comments below, followed by our responses.
Prospectuses—All Funds (as applicable):
1.	Comment: The parenthetical following the “Redemption Fee” line item in the “Shareholder Fees” table under “Fees and Expenses of the Fund” in the summary sections of each Prospectus should be made more concise.

Response: We have incorporated your comment.

2.	Comment: The footnote to the “[Fee Waiver and] Expense Limitation” line item in the “Annual Fund Operating Expenses” table under “Fees and Expenses of the Fund” in the summary sections of each Prospectus describing the fee waiver and/or expense limitation should specify which parties, if any, may terminate the arrangement(s), and under what circumstances, during the period prior to February 28, 2011. Information

February 26, 2010 Page 2
pertaining to termination of the arrangement(s) after February 28, 2011 should be removed.

Response: We have incorporated your comment.

3.	Comment: The cross reference to the “Service Providers” and “Shareholder Guide” sections of the Prospectus at the end of the “Fees and Expenses of the Fund” summary sections of each Prospectus should be removed.

Response: We have incorporated your comment.

4.	Comment: The introductory language under “Expense Example” in the summary sections of each Prospectus should be modified to match the language in Item 3 of Form N-1A.

Response: We have conformed the language under “Expense Example” to match the language of Form N-1A, except that we have retained our share class references, as we believe that doing so better meets the requirement that the summary section of the prospectus be straightforward and easy to understand for investors.

5.	Comment: The disclosure under “Portfolio Turnover” in the summary sections of each Prospectus should be changed to match the language in Item 3 of Form N-1A.

Response: We believe that the language used in the Portfolio Turnover section is substantially the same as that required by Form N-1A.

6.	Comment: In the “Fund Strategy” summary sections of each Prospectus, describe how individual securities are selected for purchase or sale.

Response: We have incorporated your comment.

7.	Comment: In the “Fund Strategy” summary sections of each Prospectus, describe any limits on the capitalization range of securities in which the Fund may invest. If the Fund may invest in securities of any capitalization, include a statement to that effect.

Response: We have provided this information for those Funds with “Large Cap” or “Small Cap” in their names, or where a Fund otherwise abides by a market capitalization-related guideline or limitation. However, we do not believe that Form N-1A requires

February 26, 2010 Page 3
other Funds to state affirmatively that they may invest in equity securities in issuers irrespective of their market capitalizations.
8.	Comment: In the “Performance” summary sections of each Prospectus, remove the second and third sentences of the first paragraph in their entireties. Also, remove the first and last sentences of the second paragraph in their entireties.

Response: We have incorporated your comment, except that we have retained the third sentence of the first paragraph (“The Fund’s past performance, before and after taxes, is not necessarily an indication of how the Fund will perform in the future.”), because Item 4(b)(2)(i) of Form N-1A requires substantially similar disclosure.

9.	Comment: The “Average Annual Total Return” table in the “Performance” summary sections in each Prospectus should include the Fund’s benchmark index performance only once, and the name of the benchmark index should be followed by the parenthetical required by Item 4(b)(2)(iii) of Form N-1A (i.e., “reflects no deduction for [fees, expenses, or taxes]”).

Response: For all Funds, we have incorporated your comment relating to the addition of the parenthetical. We have incorporated your comment to provide benchmark index performance information only once with respect to those Funds offering multiple share classes with identical inception dates. However, with respect to those Funds offering share classes with differing inception dates, we will continue to provide benchmark index performance information for each share class to inception, because we believe that this is meaningful information for investors.

10.	Comment: Remove footnotes 1 and 3 to the “Average Annual Total Returns” table in the “Performance” summary sections of each Prospectus, and include the language of footnote 2 as text adjacent to the table.

Response: We have incorporated your comment.

11.	Comment: Consider streamlining the language of the “Buying and Selling Fund Shares” sections in each Prospectus and placing the information in a tabular format.

Response: We have not made any changes to these summary sections, because the current disclosure complies with the requirements of Item 6 of Form N-1A.

February 26, 2010 Page 4
12.	Comment: In the “Payments to Broker-Dealers and Other Financial Intermediaries” summary section of each Prospectus, please follow the language of Item 8 of Form N-1A more closely, as investors may be confused about the meaning of “Authorized Institution.”

Response: We will continue to use the term “Authorized Institutions” (which we define) in these sections as we do throughout each Prospectus, because we believe that term is more accurate and better meets applicable “Plain English” requirements.

13.	Comment: Confirm that all risks included in the “Risks of the Funds” section of each Prospectus that are considered to be principal risks are also disclosed in response to Item 4 of Form N-1A.

Response: We hereby confirm that each risk included in the “Risks of the Funds” section of each Prospectus that is considered to be principal risk for a Fund is also included in that Fund’s “Principal Risks of the Fund” summary section in response to Item 4 of Form N-1A.
Prospectus—Fundamental Emerging Markets Equity Funds
14.	Comment: In the “Fund Strategy” section on page 3 of the Prospectus, state more clearly that the Asia Equity Fund’s investments in Asian countries do not include investments in Japan.

Response: We have incorporated your comment.

15.	Comment: In the “Fund Strategy” summary section on page 3 of the Prospectus, use a word other than “concentration” to describe the Asia Equity Fund’s ability to invest more heavily in one or a few Asian countries or currencies.

Response: We have incorporated your comment.

16.	Comment: In the “Principal Risks of the Fund” summary section on pages 3-4 of the Prospectus, tailor the language in “Foreign Risk,” “Emerging Countries Risk” and “Geographic Risk” to address the specific risks of investing in Asian countries.

Response: We have incorporated your comment.

February 26, 2010 Page 5
17.	Comment: In the “Fund Strategy” summary section on page 8 of the Prospectus, use a word other than “concentrated” to describe the BRIC Fund’s portfolio of equity investments in Brazil, Russia, India and China.

Response: We have incorporated your comment.

18.	Comment: In the “Fund Strategy” summary section on page 8 of the Prospectus, specify what types of investments the BRIC Fund will make in Brazil, Russia, India and China.

Response: We have incorporated your comment.

19.	Comment: In the first sentence of the first paragraph under the “Fund Strategy” summary section on page 8 of the Prospectus, define or explain the term “significant”, and in the first sentence of the second paragraph, explain how the “relative attractiveness” of emerging country markets and particular issuers is determined.

Response: In response to Comment 18 above, we have revised the description of the equity investments that the BRIC Fund may make, and in the process, we deleted the term “significant”. We have incorporated your comment to explain how the “relative attractiveness” of emerging country markets and particular issuers is determined.

20.	Comment: In the “Principal Risks of the Fund” summary section on pages 9-10 of the Prospectus, tailor the language in “BRIC Risk” to address the specific risks of investing in Brazil, Russia, India and China.

Response: We have incorporated your comment.

21.	Comment: If the Emerging Markets Equity Fund invests in small capitalization companies, please determine if this is a principal risk that should be included under “Principal Risks of the Fund” in response to Item 4 of Form N-1A.

Response: Upon further review, we believe that “Mid and Small Cap Risk” is a principal risk of this Fund, and we have included it in the Fund’s “Principal Risks of the Fund” summary section.

22.	Comment: Include information about the Emerging Markets Equity Fund’s strategy of investing in Brazil, Russia, India and China in the “Fund Strategy” summary section of the Prospectus, if in fact “BRIC Risk” is a principal risk for this Fund.

February 26, 2010 Page 6
Response: We have removed “BRIC Risk” as a principal risk of this Fund.

23.	Comment: Confirm whether “currency risk” should be added as a principal risk of the Emerging Markets Equity Fund in response to Item 4 of Form N-1A.

Response: Please note that while we do not include “Currency Risk” as a separate principal risk for this Fund (or any other Fund), we do address this risk under “Foreign Risk.” Additionally, we have enhanced our risk disclosure in this area.

24.	Comment: Under “GSAMI’s Fundamental Emerging Markets Equity Investment Philosophy” on page 24 of the Prospectus, describe the factors that are considered as a part of conducting “bottom-up research.”

Response: We have deleted the term “bottom-up” from this description of the investment adviser’s investment philosophy.
Prospectus—Fundamental International Equity Funds
25.	Comment: In the “Fund Strategy” summary section on page 3 of the Prospectus, describe how the investment adviser determines that a company is “positioned for long-term capital appreciation.”

Response: We have incorporated your comment.

26.	Comment: In the “Fund Strategy” summary section on page 9 of the Prospectus, describe how the investment adviser determines that an issuer is “strategically positioned for long-term growth.”

Response: We have incorporated your comment.

27.	Comment: In the “Fund Strategy” summary section on page 15 of the Prospectus, describe the sense in which the Strategic International Equity Fund’s principal investment strategies are “strategic”.

Response: We have incorporated your comment.
Prospectus—Structured Domestic Equity Funds

February 26, 2010 Page 7
28.	Comment: In the third paragraph under “Fund Strategy” on page 3 of the Prospectus, disclose the following with respect to the Balanced Fund’s investments in fixed income securities: (1) how investments are selected; (2) any applicable minimum credit rating requirements; and (3) any applicable maturity or duration parameters.

Response: We have incorporated your comment.

29.	Comment: For each Fund containing the term “Structured” in its name, describe the sense in which the Fund’s principal investment strategies are “structured” in the “Fund Strategy” summary section.

Response: We have incorporated your comment.

30.	Comment: In the “Fund Strategy” summary section on page 9 of the Prospectus, to the extent that the bottom of the permissible market capitalization range of issuers in which the Structured Large Cap Value Fund may invest is below $10 billion, explain how the market capitalization range has been determined and why this is acceptable for a large cap fund.

Response: We believe that the Fund’s benchmark index, the Russell 1000® Value Index, is a widely-accepted benchmark index for large cap value funds, and that the Fund’s policy to invest at least 80% of its Net Assets in issuers with market capitalizations within the market capitalization range of this index is appropriate.

31.	Comment: In each “Structured” Fund’s “Fund Strategy” summary section, describe how the quantitative factors (i.e., valuation, management, momentum, profitability, quality and sentiment) are assessed.

Response: We have incorporated your comment.
Prospectus—Structured International Equity Funds
32.	Comment: In each Fund’s “Fund Strategy” summary section, describe how the quantitative factors (i.e., valuation, management, momentum, profitability, quality and sentiment) are assessed.

Response: We have incorporated your comment.

February 26, 2010 Page 8
33.	Comment: For each Fund, describe the sense in which the Fund’s principal investment strategies are “structured” in the “Fund Strategy” summary section.

Response: We have incorporated your comment.

34.	Comment: In the Structured International Equity Flex Fund’s “Fund Strategy” summary section, describe what is meant by “Flex” in the Fund’s name.

Response: We have incorporated your comment.
Statement of Additional Information
35.	Comment: Under “Investment Restrictions” on page B-43 of the Statement of Additional Information, consider adding a list of the non-diversified Funds in or around Item (1) of the Funds’ fundamental policies.

Response: We have incorporated your comment.
Please do not hesitate to contact the undersigned at 202.261.3459 with any questions or comments concerning this correspondence.
Very truly yours,
/s/ Reza Pishva
Reza Pishva

cc:	Patricia Meyer, Goldman Sachs Asset Management